                                                      Filed by AngloGold Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Ashanti Goldfields Company Limited
                                                     Commission File No. 1-14212


                                                                FINAL TRANSCRIPT

Additional Information

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

AU - Anglogold Limited and Ashanti Goldfields Conference Call

STEVEN LENAHAN - IR - ANGLOGOLD LIMITED

Ladies and Gentlemen, good morning or good afternoon, depending on where you are. And welcome to this call to talk about yesterday's announcement of the details on the Ashanti Goldfields and AngloGold proposed merger.

There's been some interest in why we've made this - AngloGold has made this announcement from New York. The major reason is that we are here to celebrate in I think what you will see is a characteristically unusual way the fifth anniversary of AngloGold's listing on the New York Stock Exchange on August 5, 1998.

With us on this call today are Bobby Godsell and Sam Jonah and members of their team. They're in New York, in London, in Johannesburg and [Inaudible] . We will begin with some introductory remarks from Bobby, Sam and Jonathan Best. And then this team and the expanded team, indeed, will take your questions. Before we begin, as usual, I must read an important statement regarding forward-looking statements.

"Certain statements in the announcement made yesterday and in our remarks today are forward looking within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended, including, without limitation, those statements concerning timing, the fulfillment of conditions, tax treatment and completion of the merger, the value of the transaction consideration, expectations regarding production and cost savings at the combined group's operations and its operating and financial performance, and synergies and other benefits anticipated from the merger.

Although AngloGold and Ashanti believe that the expectations reflected in these forward-looking statements are reasonable. No assurance can be given that these expectations will prove to have been correct.

For a discussion of important terms of the merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, please refer to AngloGold and Ashanti's filings with the U.S. Securities and Exchange Commission including AngloGold's annual report on Form 20-F for the year ended 31 December 2002 filed with the SEC on April 7, 2003.and Ashanti's annual report on Form 20-F for the year ended December 31, 2002. filed with the SEC on 17 June 2003 and any other documents in respect to the merger that are furnished to the SEC by AngloGold or Ashanti under the cover of Form 6K.

And with that, I go to Bobby.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

That's the cautionary warning.

The deal, the details of which we announced yesterday, have significance beyond the two companies it directly affects.

Certainly the deal offers real, measurable, and immediate benefits for both Ashanti and AngloGold. But the benefits extend in time and will also embrace the two countries, South Africa and Ghana, which are the homes of the respective companies, as well as extending to our continent, Africa as a whole.

The terms of the transaction briefly are these: the merger will be affected by means of a scheme of arrangement between Ashanti and its shareholders, under Ghanaian law And to the terms of the scheme, each holder of an Ashanti ordinary share and each holder of an Ashanti global depository security will be entitled to elect to receive either point two six AngloGold ordinary shares or point two six AngloGold American depository shares for each Ashanti ordinary share or Ashanti GDS.

In addition, Ashanti shareholders resident in Ghana will have the option of receiving 26 AngloGold Ghanaian depository shares, 100 of which will represent one AngloGold share.

Based on the closing market price of the AngloGold ADS on the New York Stock Exchange on the 15 of May, 2003, being the last day before AngloGold and Ashanti first announced that they were in discussions regarding the merger, a share price of U.S. $30.63, the merger values each Ashanti share and each EDS at U.S. $7.96. And the entire issue share capital of Ashanti at U.S.$ one point oh three eight million or one billion and 38 million.

Based on the share prices before the release of the holdings announcements by Ashanti and AngloGold on the 15 of May, these terms represented a premium of 12% on the day or 34% on the basis of the 30-day trading average prices.

Similarly, based on the closing market prices of the AngloGold ADS on New York Stock Exchange on the first of August, 2003, being the last day before the AngloGold, Ashanti announcement of the details, the merger values each Ashanti share and the entire issued share capital of Ashanti. The entire share capital is now $1.089 billion and the Ashanti share is $8.36.

The combination of AngloGold and Ashanti presents a powerful investment, which will create value for shareholders for a long time into the future. Firstly, from 2004, the deal is accretive to earnings per share before unrealized non-hedge derivative adjustments for AngloGold shareholders and we believe will also enhance cash flow per share, following the additional capital to be spent for the existing Obuasi mine over the next few years.

Secondly, Ashanti has a substantial reserve base, which will increase the reserves of the combined company by some 31%, with upside potential, particularly from the development of a deep level underground operation at the Obuasi mine, a project that is known as Obuasi Deeps. The combined group will be one of the largest gold producers, with annual gold production similar to that of Newmont, currently the world's largest producer.

Thirdly, AngloGold thinks the financial and technical resources to maximize both the upside potential of Obuasi Deeps and the necessary capital expenditure for the existing Obuasi mine with the intention of reducing total cash cost at this mine by some $20 per ounce over the next five years.

Fourthly, some - at least U.S. million 15 dollars worth of annual synergies as so far been identified, which we will cover more in detail when I hand over to my colleague Jonathan Best.

In this presentation, I would like to briefly expand on five of the main benefits of the merger for the shareholders of both companies. Firstly, AngloGold's production profile will be immediately enhanced by Ashanti's asset base. Ashanti currently produces some 1.6 million ounces of gold at a cash cost of $270 - $207 an ounce. Much of this production base is long life. Over half of Ashanti's production comes from Obuasi and Geita, both of which have [Inaudible] in excess of 15 years.

Beyond this existing production base, Ashanti also has a strong exploration and land-holding portfolio with significant upside potential. We will go through this in some detail later. One of the reasons that AngloGold teamed Ashanti and we believe make us natural partners is the deep level development of the Obuasi mine that we refer to as the Obuasi Deeps project. AngloGold's proven ability in the development of deep level mining projects should maximize the opportunity for this project. A further scoping study has already been undertaken to review the mineral reserve

CCBN StreetEvents   streetevents@ccbn.com    617.603.7900   www.streetevents.com
potential below 50 level and down to 100 level at the Obuasi mine.

We intend to put a dedicated project team in place in order to undertake a feasibility study of Obuasi Deeps. We expect- this will lead to an immediate expenditure of some U.S.$ 44 million over the next five years in an accelerated drilling program. As well as technical expertise, the development also requires a substantial amount of capital investment. On the basis of current studies, we estimate the total capital expenditure on Obuasi Deeps to be of the order of 570 million U.S. in real terms over the expected life of the mine.

It's not our intention to focus increased capital investment only on the Deeps project. And our current intentions is to invest an additional 290 million U.S. over five years in a recapitalization of other aspects of the Obuasi operations. Much of this money would be spent on the renewal of the underground fleet, environmental and family systems at the existing mine. This amount is over and above the capital expenditure already incorporated into Ashanti's plans, and it is this increased capital investment, that holds the promise of reducing costs at that mine by $20 per ounce in real terms over the next five years.

The combined group will have extensive land positions, some of the most prospective regions in the world. And of those reach gives Ashanti shareholders an opportunity to participate in a completely global [Inaudible] company. The major part of the focus however will remain in Africa, and Ahsanti gives the combined company more skill and depth and a superb network in this continent. And although Ashanti will be the preeminent African gold producer, with gold prospects all over the world, and with the intention to accelerate some expiration projects, particularly those, as I've mentioned at Obuasi Deeps.

The combination will generate tangible synergy benefits, at the moment calculated to be at least US $15 million, and I suspect they will in fact be significantly greater than those. I'll turn now to Jonathan to take you through the benefits in some greater detail.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Just going back to the synergy benefits, we anticipate that these will come from reduced financing costs, administrative and procurement costs, and that's where the bulk of the $15 million will come from. The motive will also have other synergies from which the financial benefits have not yet been identified, such as the technical capability to ensure the development of organic growth projects, and the consolidation of the ownership of Geita. The combination creates the leading gold producer with a scale in terms of production based, oil reserves and financial resources to generate future value.

The combined company will have the world's largest reserve, at 93.2 million ounces attributable, proven and probable reserves, and that is after the sale of Amapari and Jerritt Canyon by AngloGold. It will be re-enforce AngloGold's current position of one of the world's largest gold producers, with pro forma production of 7.3 million ounces in 2002, a 27% increase on Anglo Gold's existing level of production. AngloGold Ashanti will rank alongside Newmont, currently the world's largest gold producer.

The combined group will have expanded operating expense, with a suite of longer life, low cost assets, and different ore value types in the key gold producing regions of the world. There are six operations in five countries that have current life of mine plans well in excess of 15 years, with combined reserves if
45.1 million ounces. New company will have a diversified asset portfolio, comprising a balance of open-pit and underground production from 24 operations, distributed across 11 countries in the principal gold reducing regions of the globe.

Production outside South Africa will increase by over 60% compared to AngloGold's existing production base. The combined group will have the finest liquidity and dividends to enhance and expand the appeal to the investment community. With the pro forma market capitalization of around $8.2 billion US dollars, it's got a most critical mass to the point where it's going to attract more attention from the major global generalist and specialists investment institutions.

The combination will have the ability to continue to build, share trading liquidity, particularly in North America, which represents some two-thirds of AngloGold's and Ashanti's combined share turnover. The company will continue to pass strong cash flow onto shareholders as dividends after allowing for expenditure on organic growth projects.

The combined group will continue AngloGold's and Ashanti's record of asset hedge management, and we follow the same path on those hedge reductions. Delivering inyto maturing contracts over the balance of this year, we'll likely see the delta hedge position reduce to 13.5 million ounces. As of the 30th of June
2003, AngloGold's and Ashanti's hedge books had negative marked-to-market evaluation of $179 and $147 million respectively, including in each case each company's 50% interest in the $78.8 million negative marked-to-market value of the Geita hedge book.

From there, I'll hand back to Bobby just to summarize.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

So in conclusion, for Ashanti shareholders this combination provides a significant premium. I would remind you, 34% on the 30-day moving average price of the first announcement. The financial strength to extend that base improved share trading liquidity, particularly shares in the United States - real growth potential.

For AngloGold shareholders, the merger provides a much improved strategic position in terms of size, cost, and the lives of assets and also the risk of [Inaudible] of our production base. An immediate [Inaudible] accretive deal; again, the four unrealized non-hedge derivative adjustments. Accretive to cash flow in the medium term, once [Inaudible] are repaid, and the required re-capitalization of [Inaudible] complete, an approved liquidity in both (ph) potential.

For the communities and economies in which this new company will operate, it offers a financially strong long-life company that can, in the words of Sam, be committed to working in harmony with the community. The combination also [Inaudible] many of the objectives of the Pan African development initiative, the new plan for African development or NEPAD, by achieving substantial cross border integration in Africa. Indeed, I believe this is the largest and most significant corporate deal to ever be undertaken on our continent.

In summary, the combination of Ashanti and AngloGold creates an African giant, with its feet firmly planted on African soil, but with its wings reaching to all four corners of the globe. There are not many parts of the world economy where African companies can realistically hope to be world leaders. Gold mining should, indeed, be one of them. In Ashanti-AngloGold, this hope becomes a reality.

STEVEN LENAHAN - IR - ANGLOGOLD LIMITED

Thanks, Bobby [Inaudible] .

Before we move on to questions, Sam, are there any comments that you'd like to add?

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

Yes. Let me just add my voice to that of Bobby and Jonathan.

First of all, I'll address myself to the benefit [Inaudible] going to come to Ashanti shareholders. We [Inaudible] in Ashanti are similar excited about the prospects that we see and what types [Inaudible] . We believe that this deal [Inaudible] the opportunity to realize that potential early, early [Inaudible] , and therefore early realization of that potential.

Of course, also, as you know, we have not paid dividends for the last few years. And we believe that this deal clearly does offer Ashanti shareholders the opportunity to participate in dividends, which the new group is committed to be paying.

In terms of liquidity, also, clearly our shareholders will be enjoying a much greater [Inaudible] group which has a much greater liquidity. So all in all, we believe that this is very, very strong and very compelling case for us going forward with this deal.

I'd like to first of all very quickly make some references or comments on why Ashanti has decided to in a sense forego its independence.

Ashanti has for the last three years been loudly saying that it is very, very committed to consolidation going forward, as the reaction by this industry to uncertainties in our type of business. Ashanti, we believe, was the leader in the consolidation process when we went public in 1994 with the acquisition of four listed companies. So our commitment to consolidation has been very clear.

We - what we have said in recent times also has been that we would be looking out for a partner who has the technical skills and the financial capacity to assist us in selling the rest of course, selling the worth associated with the Boyce (ph) and we believe that we could find no better partner at this stage than Anglo. And indeed, the experience we've had working with Anglo and Geita have demonstrated very clearly that there's mutually each respect for each of us here. We have a much better understanding of each other's cultures and we believe that that will make for very smooth integration of the group.

Now I'd like to take up front also questions, which I expect will be raised on Ghanaian events position on this matter. Let me just first of all start off by saying that it was the Ghanaian government, which decided that Ashanti should go public end of 1994. And the logic of being a public company is that you would be expected to go by the public rules, by the market rules.

Ashanti is currently the, by far, the big player on the Ghana stock exchange giving Ghana considerable prominence. The combined group is committed to seeking a listing on the Stock Exchange and indeed we'll be shortly seeing Ghana once again in a much, much more prominent way. And obviously the Ghanaian shareholders who are the mommies and poppies who have one share, two shares, three shares will be coming into dividend paying mode as soon as the deal is consummated.

And the Ghanaian government would obviously also be coming into that situation. And that should go their economical condition calls for, welcomes any additional funds, which will come to the country.

We think that clearly the fact that the Ghanaian government has not said at any stage of this process that they are impressed for hold start with that says an awful lot, which is positive. And the fact that they have appointed Soc. Gen. to advise it serves again, for me, as an resounding endorsement of the principle of the merger going forward.

So we are quite excited by this deal and we look forward to its consummation. Thank you very much indeed.

STEVEN LENAHAN - IR - ANGLOGOLD LIMITED

Thanks, Sam. Is there any reason we can now take questions from participants.

QUESTION AND ANSWER

OPERATOR

At this time I would like to remind everyone in order to ask a question you may press star then the number on your telephone keypad.

And we'll pause for just a moment to compile the Q&A roster.

And your first question comes from John Bridges.

JOHN BRIDGES - J.P. MORGAN - ANALYST

Good morning. Just on the ratio, congratulations on the deal. The ratio, how did you get that 26, point two six to 100 or 26 to 100 ratio?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

We said that is essence.

JOHN BRIDGES - J.P. MORGAN - ANALYST

So there was an NPV of the South African and the Ghanaian assets?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Yes, indeed.

JOHN BRIDGES - J.P. MORGAN - ANALYST

OK. In the back of the book, you show a discount rate of 5.75 for most of the Ghanaian assets. What discount rate did you use on the South African assets?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

The discount rates in the back of the book were the discount rates used by CIBC and - in their valuation. We would have used a higher discount rate, looking at South African assets. As you know that we have a hurdle rate of 10%, so we had a slightly different approach to the discount rate. But obviously, being a relative - a relative exchange of shares, as long as you use the same discount rate from both sides, you come really close to the same answer.

I would just, however, comment on the ratio, you know, we took the thing in its totality and we said that if we take AngloGold now, what can we afford to pay, such that it adds value and is a fair deal for Ashanti? And you need to bear in mind that, in addition to the .26 for a 100, on closing of the deal, we have to repay the $75 million to Lonmin, plus put in other working capital. Immediately, we would be putting in cash north of $100 million. As Bobby mentioned that in the next five years we're going to put in an additional $110 million, bringing the total capital spend in the next five years up to 290. So what you're looking at here is, in the next five years, AngloGold, in addition to issuing the shares, putting in close to $400 million. And all of that has to be taken into account in arriving at the answer.

JOHN BRIDGES - J.P. MORGAN - ANALYST

OK. There was a press comment I saw in Reuters, saying that Soc. Gen. the Ghanaian government advisors had questioned the ratio. Was that real or was that just a wild comment?

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

John, Sam here. It did not - it was not actually related to (ph) [Inaudible] . Indeed, they categorically denied and were very embarrassed by it. But they were
- it was not actually related to them. It was actually related to an unknown source in government. And, I mean, I think the least said about the announcement the better because it is nameless.

JOHN BRIDGES - J.P. MORGAN - ANALYST

OK. OK. Thanks, guys. Well done.

STEVEN LENAHAN - IR - ANGLOGOLD LIMITED

Thank you.

OPERATOR

Your next question comes from James Copland.

JAMES COPLAND - GOLDMAN SACHS - ANALYST

Good morning and good afternoon, everybody. On the hedge position, Mark Anderson and Peter Schiff have done a great job in lowering Ashanti's position, but they have been limited by their liquidity to some extent. AngloGold has also been lowering its hedge position over the years. You've indicated that, by the end of the year, the delta hedge could be reduced by 1.2 million to roughly 13.5 (ph) . Is there any potential to be a bit more aggressive in that hedge book reduction?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

[Inaudible] is on the line. He's probably the best person to answer that question.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

There is always some potential to reduce it. You know, we - I think the Ashanti hedge is a very transparent construction. There are no surprises for either side. It's quite a linear book (ph) in the - in its responsiveness to gold price. The constraints we all battle with, as you know, are those derived from the FAS 133 and we'll simply have to look at what we can do within those - within those rules and regulations. I think the best thing is to, as Jonathan has indicated in the text, that we can be fairly short of a reduction simply through maturities and delivering into the maturities that would bring the combined books down to 13.5 and we would just continue to look for opportunities along the way to lower some of their [Inaudible] offsets and by trading.

JAMES COPLAND - GOLDMAN SACHS - ANALYST

All right, thank you, and I guess secondly, on the Ahsanti board decision to agree to the merger. Are you able to, was it unanimous or you able to give an indication of what the vote was.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

I can tell you overwhelmingly unanimous.

JAMES COPLAND - GOLDMAN SACHS - ANALYST

It was unanimous.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

Yes.

JAMES COPLAND - GOLDMAN SACHS - ANALYST

Thank you very much.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

Thank you.

OPERATOR

Your next question comes from Charles Sernot (ph) .

CHARLES SERNOT ANALYST


I've got actually a number of questions, first, it was just in terms of financing for the combined AngloGold Ashanti, I've noticed actually in the latest quarterly results from AngloGold that some of your borrowings have moved from long term into short term. I was just wondering if you can expand on your thoughts on how you're going to refinance the debt for the combined group, assuming that the deal proceeds, and that you get the Ghanaian government approval. So that's the first question.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

In answering that question, and starting with the long term, short term. I mean, that's just an accounting thing we've said that within the next months some of it becomes repayable. That is on the back of policy over the last couple of years to go to short asset (ph) debt, which was for two reasons. The first was that we have a relatively short period in which we need funds for capital expenditure, it's not a long-term thing. And the other thing is borrowing of ethic and balance sheet up from a three years increase of the cost, that's essentially.

With regard to how we're going to finance it going forward, we do have in place, two facilities, one of $600 million and one of $400 million, in other words, a billion US dollars in which we have significant headroom. And in the first instance we would use that. Should we need to go outside of debt, we would look to increase the level of borrowing, but we don't need to do that to any significant extent. Our pro formas show that at the end of last quarter net debt to total capital was round about 17%, on the combination we still figured roughly that figure of 17%, but obviously with a much larger balance sheet and the ability to raise a lot more, should we need it.

CHARLES SERNOT ANALYST

Right, okay, so the headroom you're talking about would be sufficient for the $400 million that effectively you mentioned earlier, you would have to put in terms of working capital for the company.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Well, very differently for the first debt, which is north of $100 million. As we venture along we'd have a look at the best method of financing. In fact we would have a total relook at the financing sector because we have the ability to borrow at far better rates than Ashanti does, and this is taken into account into some of the synergy. So we'll be looking at their revolving credit facility, to see how we can take one out and lock percentages and obviously we'd be looking at the project finance of Geita. So we've been having a really good look at the whole capital structure.

CHARLES SERNOT ANALYST

Okay, thank you. The second question, and I appreciate that I may have to wait until Friday for this, but any indication that you can give on the intentions of Anglo American itself? I know that within the statement you say they're going to be clearly diluted down. But there is approval from the South African authorities that they could actually buy in the market to take their shareholding back over 50% without then having to launch a takeover bid for the minorities.

Is there, within that, an implication that that would be Anglo American's intentions? Because I seem to recall that when you were talking about Normandy that they were happy with sticking with about 40% shareholding in order to benefit your liquidity.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Well - it's Bobby Godsell here. I mean, as you would expect, I find [Inaudible] sad to say to you two things that [Inaudible] . Firstly, they thoroughly support and have placed their support as it's needed also at the shareholder level for this transaction. Secondly, to say that they - if you're to judge from recent public comments by [Inaudible] , they are more enthusiastic about their investment in gold than they have ever been. They share asset (ph) optimism about gold. Now, you know how [Inaudible] in the light of those two things is absolutely their call.

CHARLES SERNOT ANALYST

I see. So we have to hope that the gold price keeps going up.

And just, finally, one of the perhaps smaller assets that Ashanti has is some platinum exploration within South Africa. Is that something that AngloGold would still want to hang on to, or should we expect to see that sold off to another party?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I think that's really a question that the new and expanded executive and the new and expanded board would be looking at. You know, very often in acquisitions you acquire what from my point of view would be a non-core asset. But the smart thing to do is to find a way of achieving value from it, and that's where I would be coming from. But I wouldn't want to preempt the new executive and the new board.

CHARLES SERNOT ANALYST

OK. Thanks very much, Bobby.

OPERATOR

Your next question comes from Patrick Chidley (ph) .

 PATRICK CHIDLEY ANALYST

Hello. I had a couple of questions. The first question is about the capital. I believe in the release it mentioned $110 million to be spent at [Inaudible] on new equipment and infrastructure.

That amount, is that over and above the capital spend rate that's been regular for the last couple of years? And then I was a bit unclear about the figure of $290 million and the difference between the $110 and the $290.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Well, the difference between the $110 and $290 is the capital that Ashanti in all the course of events have spent.

PATRICK CHIDLEY ANALYST

OK.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

So we're adding $110 to that.

PATRICK CHIDLEY ANALYST

OK, that's simple enough. And any idea, can you give us a breakdown of what the $110 is going to go on?

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

All that I can do, because we don't have [Inaudible] on the line, is indicate that a very substantial part of that would be - I mean, in our view, it would be highly value generative to replace the underground fleet both with a newer fleet and also with a more standardized fleet. So a very substantial part of that could be for the underground fleet.

PATRICK CHIDLEY ANALYST

OK. And would that enable an increase in production [Inaudible] the current operation?

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Well, you know, it's part of the re-capitalization program. We've stuck our - we've bravely stuck our colors to the mark of a $20 an ounce reduction in costs over that period.

CHIDLEY Right. But the idea of increasing production at the same time not in demand or ...

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

There's a small increase planned in a couple of years' time.

PATRICK CHIDLEY ANALYST

OK.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

There's essentially a large increase at the moment is out of the question clearly because of the capacity of the shop.

PATRICK CHIDLEY ANALYST

OK. Thanks.

Second question was what, can you give us some details of the size and the costs, operating costs, that you've scoped for the, I think it's $570 million for the Obuasi Deep conceptual plan?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

We did have to stress that it is conceptual. I mean the first thing that we have to do is to spend the $44 million on the accelerated drilling program. You would then move from a conceptual to an early stage feasibility plan. And I think from our side, I don't know if Sam and his colleagues have any comment but I won't give you a detailed breakdown on that - on that number at this stage.

STEVEN LENAHAN - IR - ANGLOGOLD LIMITED

Sam, you want to come in or [Inaudible] ?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

OK. That's fine if you can't talk about it now.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

I think what is pretty clear is that's unlikely to be able to undertake a very significant expansion at this without an order of magnitude capital investment of half a billion dollars. So, you know, with it's past 70 on the nose. It's going to be of that order.

PATRICK CHIDLEY ANALYST

OK. Thanks.

OPERATOR

Your next question comes from Hilton Shown (ph) .

Mr. Shown (ph) , your line is open.

HILTON SHOWN ANALYST

I'm sorry. Can you repeat? Is it 20?

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Yes.

STEVEN LENAHAN - IR - ANGLOGOLD LIMITED

Hilton, do you have a question?

OPERATOR

OK, Mr. Shown is not responding. We'll take the next question from Robert Knapp

ROBERT KNAPP ANALYST

Greetings, gentlemen, first of all congratulations for shareholders of Ashanti. It's really thrilling to see somebody breathe some life into the price.

But I did have a couple of questions besides just being happy about the deal. The most important one I had was answered but the Ashanti's board approval was unanimous? Did I hear that correctly?

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

Yes. The Shaman (ph) was accepted because the two people, three people who did not participate in the discussions. And I think the details are in the press release. Haslam was conflicted because he's a kin to the rest of Lonmin. Chester Crocker and Lynda Chalker did not participate.

ROBERT KNAPP ANALYST

Right. OK.

In the - in the announcement you put out yesterday one of the other questions touched on this. But I am interested in why Anglo sought the approval of the South African Securities Regulation Panel to take their holding back up above 50%?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Well this is something Anglo American did as the largest shareholder in AngloGold.

ROBERT KNAPP ANALYST

Right.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

And I guess it was to preserve the flexibility with regard to the future.

ROBERT KNAPP ANALYST

Why would the South African Securities Regulation Panel ever approve that?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I'm afraid, you know, there are many questions in my life that I can't answer. But that would be top of the list. I mean there is a rule and our SRP has flexibility to apply the rule in context. And, you know, I guess you are talking about a shareholder who currently has 51% of the company ...

ROBERT KNAPP ANALYST

Right.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

.... is going down to 44 and I guess I took a view on that basis.

ROBERT KNAPP ANALYST

OK. Is that a condition to their approval - their support for the deal?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

No, absolutely not. Absolutely not.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

OK. Because Sam has heard an earful from me in the past. I always told him that Lonmin's holding destroyed value for the - for the ordinary shareholders. So you may well hear from me in the future. You know, it's against the - it's against the small shareholder's interest to have that stake go above 50%.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

So, please remember that we are independently managed - AngloGold from Anglo American. And in the age in which we live of heightened attention of corporate goverance, I mean, we take pride in this area as does Ashanti. And the new company will seek to be excellent in this area. So we will run this company in the interest of all of its shareholders, minority and majority. And we're very happy, regularly, to be put to the test. And we're going to be complying with the SEC regulations, with [Inaudible] because we have to, with the pretty vigorous Johannesburg Stock Exchange requirements [Inaudible] and particularly of the equality of treatment of all shareholders by the board and management of a company.

ROBERT KNAPP ANALYST

Great. Well, that's good to hear. Thanks. A highly more detailed question. In paragraph two, in the conditions to the scheme, there's a lot of ordinary stuff and some other things I don't understand fully - I haven't, you know, saw, you know [Inaudible] from counsel. But I was confused by the final paragraph that discusses the hedge book and how marked-to-market changes in the hedge book will not be taken into account and determined whether such conditions have been satisfied. And I was just wondering, in just sort of plain English, could you clarify what the point of that paragraph is?

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

I haven't looked at that, but I suspect that you're referring to a material adverse change clause which we have in our - in our agreement with Ashanti, where we're saying that a large change in the market-to-market value of the hedge would, arising purely from market forces, will not be taken into account in determining whether there's been a material adverse change or not.

ROBERT KNAPP ANALYST

Right. And in your - in your due diligence, were you given a full view of the hedge book?

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Yes, we were.

ROBERT KNAPP ANALYST

OK. OK. And ...

UNIDENTIFIED PARTICIPANT

This is Venca (ph) - if I could come in here.

ROBERT KNAPP ANALYST

Hi, Venca (ph) .

UNIDENTIFIED PARTICIPANT

Ashanti actually discloses its hedge book pretty much in some detail in public domain, Robert.

ROBERT KNAPP ANALYST

Sure.

UNIDENTIFIED PARTICIPANT

You of all people should know that.

ROBERT KNAPP ANALYST

I do know that.

UNIDENTIFIED PARTICIPANT

We've had a full view of the hedge book, Robert.

ROBERT KNAPP ANALYST

Righteo. OK. And then the - then the last - then the last question here is just
- I think it's fair to - well, two points. And one, probably, I'm not sure you'll really have much to say, but I want - it'll lead us directly to the same. The first one is just that Ashanti's results, it is fair to say, have deteriorated in the - in the last quarter. And the ore grades out of Obuasi and the cash costs have left (ph) . So I was wondering if AngloGold would comment on whether, in their diligence, they saw that coming or whether this has been a surprise to them and whether it's affected their - or impacted their - the perceived attractiveness of Ashanti.

And then, just to, you know, clear the lines, so other people can talk - Sam, I just - I wanted to, I mean, you may not want to comment, but it - from the outside, it's very hard for people to quite understand why (unaudible) on the government have gone as part. Because the deal does look, to some of us from the outside, like a half a billion dollar investment commitment to Ghana, which isn't that easy for a small African country that sort of, to, come upon. But the local press has not been positive towards the deal, there are a lot of small newspapers in Ghana and all that have been very skeptical about it. And it would help a little bit if we could get an understanding of how significant some of that skepticism is.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

I think, Robert, if I can, I know the first question was record to [Inaudible] if I can just comment that the presentation of our last year's results really made it quite clear that we anticipate that quite less challenges in the first half of operations. We expected that the first half will be a more challenging first half than the second, and therefore the first two quarters results are disappointing as they are, where broadly in line with what we are determined the market. We have also indicated to the market that we expect the second half to be a little bit [Inaudible] on the first half. And are seeing signs of that. I think I'll leave that to you, I'm going to comment on whether having informed market and having seen the books that the first half were difficult. With that, they will be adding more to the premium.

The second part, is only Canyon one. The [Inaudible] . Let me just say that Ghana has a very vibrant independent press. I guess they are more needs for press in Ghana than they are in [Inaudible] . And each one seems to have an opinion. It is not a surprise an indeed we should not be unexpected that a major off Ashanti with another party would not benefit the kind of comments or interest that this one, I mean Ashanti looms light on the Canyon corporate scene. And therefore to that extent one is not surprised, what is more important though is what the administrative of government attitude has been to this deal. The government statement only issued a caution, it was very clear that has taken note of Ashanti and Anglo's discussions and indeed, in principle, they would not have dealt with it. That I found quite reassuring.

I think that, let me put this in perspective here. The nervousness that people have had in the past about government's intervention on the Ashanti matter relates in part to what happened in 1999. In 1999, if I can remind everybody, the Ghanaian government used a vote which crucial here in blocking the due that our alliance with Lonmin. And, as you know, under than Ghanaian system, a company is caught in a take over route. You need 75% percent by Friday to carry a deal through. And when, because of the related party concessions, Lonmin could not vote, which is 28%. Obviously the Ghanaian government full extent then became the crucial veto. And when they said they didn't like the deal, the deal died.

Now, the Ghanaian government apparently has 17%. They have not said that, in principle they give the deal, what they have said is that they want somebody, independent to advise them on [Inaudible] , and that is why [Inaudible] . Again, I find out quite encouraging. But the Ghanaian government, as a shareholder, cannot stop the deal. Of course, it can, as they are ably to do so, but this is a very, very sensible government. This is a government, which is committed to moving this economy forward. This is a government which has said it is ushering in the golden age of business and I cannot for the life of me see how that government would vote for something which clearly, the matter perceives to be in the interest of Ghanaian shareholders, the Ghanaian economy and the wealth of the public in general.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

The [Inaudible] remarks about - I think they did an excellent job of indicating to the market what the first half of 2003 was going to look like. And we, as all other market [Inaudible] , we're not surprised by the results.

ROBERT KNAPP ANALYST

[Inaudible] , Sam. Good luck with getting the deal to close, gentlemen.


UNIDENTIFIED PARTICIPANT

Thank you, Robert.


OPERATOR

Your next question comes from Gary Pearson.


GARY PEARSON ANALYST

Hi. Can you guys hear me?


BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Yes, Gary (ph) , [Inaudible] .


GARY PEARSON ANALYST

OK. It's a question with regards to the [Inaudible] that the government currently has. I guess you can't really talk on their behalf, especially now. But can you give us an indication of what your feelings are if they were to come back to you and say that they'd like to keep the golden vote on Ashanti's sort of [Inaudible] assets? Is that something you'd consider or is that something you'd be vehemently opposed to?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I mean, just from Bobby Godsell's side, [Inaudible] , at AngloGold we just don't think it's smart to do negotiations through the media. That's the only comment I would offer you. Sam may wish to be more forthcoming. He's much more knowledgeable about this.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

No, no. I share your views on this matter.

GARY PEARSON ANALYST

OK. Thank you.

OPERATOR

Your next question comes from Leon Esperheusen.

LEON ESPERHEUSEN ANALYST

Sorry, I've actually pressed the pound sign here. I don't know why it's not cancelled. I actually just wanted to know exactly the same question, so sorry about that.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

You're welcome.

OPERATOR

Your next question comes from Alberto Arias.

ALBERTO ARIAS ANALYST

Yes - good morning, gentlemen. Maybe a couple of follow-up questions on the [Inaudible] approval. What would happen if there is bureaucratic delays that extend the process beyond September 30? Should we expect that you will expand this offer?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Well, I can offer you again an AngloGold view. I mean, this conference is - you're getting twice your money's worth because you've got both companies represented.

Again, I think - I don't like anticipating hypothetical situations. What I would said, and we said this publicly when we announced our second quarter results, from our point of view we would expect by the middle of September that the process of government review of our deal would be substantially complete. And we from our side cannot see any reason why the government should not have a clear view on this proposal by the middle of September. That is the timetable that we are working to.

Now, you know, if something changes, I guess we'll have to put our thinking caps on and decide what to do.

ALBERTO ARIAS ANALYST

And perhaps a follow-up question also on the - on [Inaudible] . You cannot talk about the full spectrum (ph) of the operations because you don't have the [Inaudible] study. But you must have an idea of the size of the resource [Inaudible] right now. And, you know, what kind of resource are we talking about potentially, as far as [Inaudible] ?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I think Sam or one of his colleagues would be the best person to answer. We do have Gordon Wylie (ph) , who is head of our exploration effort. But I'd like to defer to Ashanti...

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

[Inaudible] , are you on the line -- [Inaudible] ?

UNIDENTIFIED PARTICIPANT

Yes, can you hear me?

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

Yes, we can hear you.

UNIDENTIFIED PARTICIPANT

OK. When you asked me to come in previously, we weren't connected, so...

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

OK.

UNIDENTIFIED PARTICIPANT

.... I couldn't comment. I think what needs to be understood in the context of the - of what the deep is you know, there's still a lot of drilling has been done but there's a lot more drilling to be done. And in the announcement as Bobby has mentioned it, there's an amount there of $44 million for exploration expenditures in the deep for the next five years.

You - to put that in context, that's about, that's three times the annualized rate that we've been spending at because we've been spending at about two and a half to three million a year. So over a five-year period that would be about $15 million.

Right now in the deep in terms of resources, there's close to three million tons between two and a half and three million in the various categories of resources, which gives you between one point two, we'll sell at one point two million ounces. The important though about those resources is that the average grade is around about 15, 16 grams a ton. So that's the kind of grade that we saw in the earlier - in the very early years of Watsi (ph) when they were producing ore even at over an ounce at ton.

So the resources is not yet large but you can see much higher grades than we currently have in the existing operations. Nearly all the intersections we've had in below 50 level have been of the cost designed type of intersections with visible goals. Very level of the self-high type of mineralization as we've intersected and we're currently mining about 50 levels.

So we believe there's considerable potential, I think, as the Vanglar (ph) gold to extend that resource and reserve below 50 level very, very considerably over the next few years with that level of expenditure.

ALBERTO ARIAS ANALYST

All right. Well thank you.

OPERATOR

Your next question comes from Doug Grow (ph) .

DOUG GROW ANALYST

Thank you, operator.

Did I understand you to say that you're still negotiating with the government regarding the transaction?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I think the right form of words is that the government have appointed some professional advisors to help in reviewing our proposal. The governments are reviewing our proposal. That's the form of words that captures the current reality.

DOUG GROW ANALYST

Right. So they would have the ability to come back with a counter proposal on their own - on their own behalf?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Short period.

DOUG GROW ANALYST

Right. And with regard to that, has there been a discussion focused on a special dividend as has been suggested earlier?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

No. It's the second answer to that question.

DOUG GROW ANALYST

OK. The other question I have is with regard to Anglo American's position. We understand it to be about 51%. It would be diluted to 44%. And yet I understand that there are some rules and regulations on the Johannesburg Exchange that prohibit them from taking that position back up to 51%. Is that correct?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Well, it's something you would have to grant an exemption for, yes. Willing to back up to 50 without making an offer for the entire equity.

DOUG GROW ANALYST

Right. And what does that involve to grant an extension?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

They haven't got a chance and they really have got that extension to go back over 50. And it's based on the fact that them dropping down to 44 is through no fault or doing of their own.

DOUG GROW ANALYST

So automatically by the fact that AngloGold is taking this action, Anglo American can go ahead and reposition itself back to 51%.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Yes, they can - they have applied for the exemption and have approval. Whether or not they will get back up to [Inaudible] , they will answer (ph) .

DOUG GROW ANALYST

Right. And they are endorsing AngloGold's position there.


JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Yes, they are.


DOUG GROW ANALYST

Great. Thank you very much.


OPERATOR

Your next question comes from Nawojka Wachowiak.

NAWOJKA WACHOWIAK - HSBC - ANALYST

Good morning. This is Nawojka Wachowiak from HSBC. The press release mentions that exchange for the Ashanti shares to Anglo shares will be taxable for U.S. investors. I wonder if you could tell me whether you'll be seeking tax relief for U.S. shareholders in connection with the merger.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

We will not be seeking tax relief for U.S. shareholders per se. I think U.S. shareholders have different and unique tax situations and they would have to take their own tax advice. Any reason we think that it might not be tax free in that it wouldn't qualify for an all sale rollout (ph) , of course, the repayment of the $75 million in mandatorily exchangeable notes.

But, you know, we don't know cost basis the Americans have their shares at, whether or not, in fact, a profit does even arise. That's a really individual thing.

NAWOJKA WACHOWIAK - HSBC - ANALYST

OK. Thank you.

OPERATOR

Your next question comes from Luka Ipoleto.


LUKA IPOLETO ANALYST

Thank you and congratulations. A couple of questions. First of all, could you - you mentioned the government's likely approval in September, but could you give us an idea of the timeline following that? And secondly, could you clarify, from the standpoint of Ashanti, what the dividend - how the dividends would work? I assume we're not eligible for any of the dividends, I guess, over the next several months, but could you - could you clarify that? And then, third, the - when will we, in fact, be eligible for the dividends?

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

If I can pick up that - the timeline at the end of the day - the two critical things on this part are the approval of the government and has already indicated, we think, that is going to be sometime in September. We also have applied to the SEC for another action letter - the 3I-10 (ph) exemption - to put the transaction into the hands of [Inaudible] rather than have to file the documentation. If that is not forthcoming, we were going to a full registration. And the question then, really, is whether or not the SEC chooses to review those registration documents. And then we're into the Ghanaian force (ph) after that.

So, all in all, it's difficult to see this transaction closing much before the end of the year, give or take a month. Which then brings us to the dividends and we have agreed that because the transaction is unlikely to close before the end of the year, that Ashanti shareholders will not be eligible for dividends paid in the sector (ph) of this time period. And we'll be eligible for dividends [Inaudible] after the closing of the deal. So, without speculating too much on the timeline, we think that the first dividends that Ashanti shareholders will get will be the (interim) dividend in 2004.

LUKA IPOLETO ANALYST

Which is the one that typically you have declared in January or February and paid in March.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

No, it's the next one. It's the one declared in January, in the second six months ended December 2003 and we will not have had the earnings for Ashanti during that period.


LUKA IPOLETO ANALYST

So normally you would - let me just make sure I understand. Normally you would declare one about now that would be payable maybe at the end of August or something like that?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Correct.

LUKA IPOLETO ANALYST

Which - I have not seen a press release, and I apologize if I missed it. You have not declared one yet?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

We declared a dividend at our board meeting last week.

LUKA IPOLETO ANALYST

OK. And then the following one is also likely not to be available for Ashanti?


BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

That's correct.


LUKA IPOLETO ANALYST

Unless the transaction closes before January, or is that - will it not be available regardless?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

It will not be available regardless.

LUKA IPOLETO ANALYST

It will not be available regardless.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I mean, simply on the basis that we think it's equitable to pay a dividend where the companies have been in combination for some reasonable part of the period in which the dividend is paid. Now, given that we're not going to hear, we don't think, from the [Inaudible] government till September, it [Inaudible] pretty clear. And as Jonathan has indicated, it's much more likely that this transaction is going to close in December or in January. It's clear that really the companies are not going to be operating in a combined way for any part of the second half of 2003. And we decided it was in the interest of everybody to be completely up front and clear about that.

We very much would hope that the companies will be significantly combined for the first half of 2004. And, therefore, shareholders in the new company would qualify for the dividend, for the interim dividend of 2004, which is the one, as you said, which is declared at the end of July and paid in August.

LUKA IPOLETO ANALYST

OK. That's very helpful. Thank you for the clarification.


OPERATOR

Your next question comes from Anthony Pablovich (ph) .


ANTHONY PABLOVICH ANALYST

Good afternoon. I just wanted to clarify one point, if I could. The AngloGold shareholders will meet to approve the change of name of AngloGold, but the deal itself is not conditional on any approval from AngloGold's shareholders. Is that correct?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

That is correct.


ANTHONY PABLOVICH ANALYST

Thank you.


OPERATOR

Your next question comes from Nolan McNocmisen (ph) .


NOLAN MCNOCMISEN ANALYST

Yes - just a quick one. How did you get to the mid-September date? Is that a date that's been indicated to you by the [Inaudible] government, or is that your best guess as to when they'll come back to you?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

It's our best guess. We take responsibility for that timeline.

NOLAN MCNOCMISEN ANALYST

Thank you.

OPERATOR

Your next question comes from James Copland.

JAMES COPLAND - GOLDMAN SACHS - ANALYST

Hi - sorry, I'm conscious we've gone over an hour. Just a quick one on [Inaudible] .

Sam, there was a lot of sensitivity about workforce reductions back there in 1999, which you were very involved with. I'm just wondering to what extent AngloGold's ability to improve efficiency at that operation depends on workforce reductions, if at all. Thank you.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

From an AngloGold perspective - and I'm sure Sam would want to comment on this as well. Recently, we're very impressed at the productivity improvement programs that have been in place, and the capacity of this mine to run itself in a responsible way and to manage costs in a responsible way. And we simply would want to continue that tradition.

I think all we bring to the party - I mean to be entirely blunt about it - is slightly deeper pockets, so that where the improvements require re-capitalization, as with equipment and ventilation and mine planning systems, we will be able to bring that capital to bed. But I mean Ashanti has had an excellent relationship both with its union and also has shown it can run the mine very effectively in terms of government law and practice.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

Well I think the sensitivity we're referring to in 1999 really [Inaudible] . It had nothing to do with the redundancies or reduction in labor. It had everything to do with [Inaudible] . And if, indeed, soon after it was resolved we went ahead [Inaudible] and union approval for reduction in numbers and it caused not upset at all. So we have a working practice, a useful working practice with both government and union in the event that reductions are needed.

But, as will be said, we have a very highly skilled labor force. And I'm sure that with a bit more investment in the [Inaudible] set, probably the numbers will not reduce as [Inaudible] .

JAMES COPLAND - GOLDMAN SACHS - ANALYST

Thank you very much. And congratulations on the deal.


BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Thank you.


OPERATOR

Your next question comes from Terrence Ortland (ph) .


TERRENCE ORTLAND ANALYST

Thank you. Sorry, I didn't have a chance to look at the document, but could you just summarize maybe the costs associated with this merger?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Sorry, Terry (ph) , we didn't - could you say that again? There's a lot of interference on the line.

TERRENCE ORTLAND ANALYST

Yes. I didn't have a chance to look at the document, but are there any costs associated with the merger that you've outlined in the document or you have not set in terms of putting something together and also any issues of integration? Thank you.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I'm afraid that was no better?

TERRENCE ORTLAND ANALYST

Is it better now?


BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I mean the questions are about the costs associated with the transaction, but I just didn't understand the context because we broke up.

TERRENCE ORTLAND ANALYST

Not only transaction, Bobby. It also includes the integration of the process [Inaudible] , particularly that are always benefits with consolidation. But also there are costs associated with it.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

OK. You mean things like IT systems and policy coordination and things of that...

TERRENCE ORTLAND ANALYST

Redundancies, working capital management, whatever.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Yes. I mean, I think - you know the one good thing about the time that this has taken is you had a chance to have a pretty good look at that. And, I mean, in most of these areas we're seeing upside. I couldn't - perhaps Jonathan has a more detailed view. But we're not sitting with a pound (ph) of to-do lists which is going to raise any significant costs on the combined companies.

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

[Inaudible] costs that you talk about will be covered by the amount in excess of $100 million that we inject immediately. So there is a cash flow impact. From an accounting impact, it's unlikely that those costs because of their nature would hit the income statement, with the possible exception of redundancies, which we don't anticipate to have too many of.

TERRENCE ORTLAND ANALYST

Whether the amount (ph) is going to be $100 million, we'll take care of it, correct?

JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Perhaps $75 million or a bit more [Inaudible] is to repay the exchange of our notes. And the balance is to put in working capital and to pay trusts (ph) .

TERRENCE ORTLAND ANALYST

OK. Thank you very much for your time.

OPERATOR

Your last question comes from Leon Esperheusen (ph) .

LEON ESPERHEUSEN ANALYST

Hi, guys. Sorry I keep coming back to this thing all the time, but I just find it absolutely amazing the way that this entire deal has been announced in the press. First the [Inaudible] announced was an indication that there might be a deal, but not really a deal. And now we've got all this significant amount of detail with a key shareholder block not having given its approval yet.

Now given this key shareholder block being Ghanaian government, I'm just trying to understand - a lot of African governments are always involved in some form or another, basically three K 10% plus level. The Ghanaian government been involved to the tune of about 17% in Ashanti, they will be left with I think less than five percent in order, four percent after this deal in a much larger company.

But is this shareholding for the Ghanaian government more a sense of having strategic control over what they might be see to be a strategic asset within Ghana or is it about generating revenue for the government? You know I'm trying to understand what would drive them not to - not to give the go ahead right now.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Well a little on my side to offer you that AngloGold - I mean first thing we put the ratio in the market to avoid speculation, price speculation. We've now put the full details. I mean we have made substantial progress with this transaction.

The major shareholder has indicated their support. The boards of the two companies are united. We, what we are waiting for is the approval of the government both as regulator and as shareholder. Theyare separate issues, as Sam has indicated.

I mean I - you may be surprised that we put the details in without the government approving. If I look back over the course of events, I wonder if we were wise to wait as long as we did without putting the details into the public domain so anybody knew where they stand. You know, I guess the first question for the Ghanaian, I would imagine, is what is best for Ghana, its government, and its future gold mining essence.

And so the question I would think the government of Ghana would be focusing on is this merger a good idea? And Sam has indicated a couple of times now that in the statements, the public statements the government of Ghana have made, they've indicated that they have no opposition in principle to what we are talking about.

I think for governments to take quite a long time to make up their mind on a series of regulatory issues, which are indicated in the public announcement and also to want to be independently advised on the value of the transaction is not a particularly abnormal thing. I mean, speaking for myself, I would wish this could have happened more quickly and perhaps have started a long time ago. But, we are where we are. And it just seems entirely right and appropriate for our shareholders and the shareholders of the other companies involved, Ashanti and Lonminn (ph) to know where they stand.

I remain very optimistic that in the end the government of Ghana will come to the view that this is good for Ghana economy, good for Ghana's gold mining industry, good for its foreign exchange earnings, good for its investment status as a potential source of foreign direct investment. I can see only upsides for Ghana, its people, and its government and therefore I'm very optimistic that the government will come to give its approval to this deal.

LEON ESPERHEUSEN ANALYST

All right, thanks. Is there - is there, in your opinion, a likely situation developing with the Ghanaian government could turn around and say look, we've got a veto right here. We've got a controlling vote. Is it possible that we could get more than just four, four and a half percent of this new company because of this control that we're relinquishing?

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

I can only repeat, but I think it's both profoundly unfair and unconstructive to carry on such negotiations, speak of a veto, and in the public domain. I mean I can only say I would hope by the second half of September we have a clearer view from the government of Ghana and then the other stakeholders in this equation can make up their minds.

LEON ESPERHEUSEN ANALYST

OK. Thanks.

OPERATOR

I would now like to turn the call back over to Mr. Lenahan for any closing remarks.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

Before we make any closing remarks, I would just ask Sam if he's - if he's got any final comments to make.

SAM JONAH - CEO - ASHANTI GOLDFIELDS COMPANY LIMITED

No, I mean, I would just certainly like to share the sentiments that Bobby, especially, [Inaudible] the last question - we, at Ashanti, are quite excited about this deal. We hope that shareholders will share in that excitement. In particular, we hope that the Ghanaian government, which has shown itself quite sensible, astute and they throughout the event (ph) they did allow [Inaudible] to take over one of Ghana's fairly large [Inaudible] owned banks.

They have welcomed with open arms the intention to take over the mines, which they acquire from normally and develop them in Ghana. The early indications and signals we got from government couldn't be more welcome into Ashanti being in partnership with Anglo. So if signals mean anything, they have been most encouraging and we do hope that the action will back the signals we've received. We think that it will be - it will be very good for Ghana. It will showcase Ghana once again as a [Inaudible] . It will certainly lift the Ghanaian stock exchange providence. Certainly, it will be much higher than it has now become the second largest only to the Johannesburg stock exchange.

And just as importantly, it will get Ghana into a dividend paying mode - a receiving mode - within the shortest possible time. And, of course, it would let the considerable potential that we've seen as positives (ph) , the assets and realize through that the cake (ph) will be bigger so that our royalties will be hopefully bigger and we will get into tax paying (ph) mode early enough. So I think, all in all, it is a good deal - one, for all shareholders and better (ph) for Ghana. And I hope that and I pray and I - it is my wish and prayer that the Ghana government will take the correct decision.

BOBBY GODSELL - CEO - ANGLOGOLD LIMITED

[Inaudible] on which to end. Ladies and gentlemen, thank you very much for joining us today and we will, of course, keep you informed of events as they develop. Good-bye.


JONATHAN BEST - FINANCE DIRECTOR - ANGLOGOLD LIMITED

Good-bye.

OPERATOR

Thank you again for your participation in today's conference. You may now disconnect.